UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Summary of the Ordinary and Extraordinary Shareholders Meeting held on April 28, 2020.

GRUPO SUPERVIELLE S.A.

SUMMARY OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 28, 2020

On April 28, 2020, at 3.08 pm, Mr. Julio Patricio Supervielle as Chairman called to order the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Supervielle S.A. (the “AGM”), which was held, on first summons, via videoconference by virtue of the measures provided by Decree PEN 297/2020 and RG 830/2020 of the National Securities Commission (Comisión Nacional de Valores) given the Covid-19 pandemic.

The AGM was attended on a virtual mode by 14 shareholders: 5 in person and 9 represented by duly authorized agents, holding 61,738,188 Class A book entry shares entitled to 5 votes per share and 299,872,151 Class B book entry shares entitled to 1 vote per share, all shares with a face value of AR$ 1 each. In total, shares represent a capital of AR$ 361,610,339 (79.1751% of the share capital) and 608,563,091 votes (86.4835% of the total votes), hence the quorum requirement of articles 243 and 244 of Law No. 19,550 was met.

Directors Messrs. Jorge Oscar Ramírez, Emérico Alejandro Stengel, Atilio Dell’Oro Maini, Victoria Premrou and Eduardo Braun attended the meeting. The AGM was also attended by the members of the Supervisory Committee Messrs. Enrique José Barreiro and Carlos Ojeda, the Certifying Accountant Mr. Santiago Mignone and other members of management and personnel, all duly authorized. Mr. Leopoldo Pérez Obregón attended the AGM as a representative of the National Securities Commission.

It was stated that the publications of the summons to the AGM were made on March 20 and April 1, 2, 3 and 6, 2020 in the Official Gazette of Argentina and on March 20, 21, 22, 23 and 24, 2020 in the newspaper Clarín. In addition, on April 13, 2020 a complementary notice calling to the AGM was published as a relevant event in order to inform that the AGM would be held in virtual mode.

Mr. Enrique José Barreiro, on behalf of the Supervisory Committee, verified that the AGM was held in virtual mode in compliance with the provisions of Decree of Necessity and Urgency No. 297/2020 and other regulations issued by the National Executive Power and General Resolution No. 830/2020 of the National Securities Commission, as it was carried out through the Cisco Meeting App platform (Video.Supervielle room) that allowed:

(i)	the free access for all participants to the AGM as if it were held in person, as it was verified during the accreditation process;
(ii)	the possibility of participating with voice and vote through the simultaneous transmission of sound, images and words during the course of the AGM, ensuring equal treatment for all participants; and
(iii)	the recording of the AGM with its relevant backup in digital format.

Prior to considering the items of the Agenda, the holding of the remote AGM was approved by the majority of computable votes in extraordinary meeting, in compliance with the requirement of Resolution No. 830/2020 of the National Securities Commission.

The following is the outcome of such voting process:

Positive votes: 318,563,091

Abstentions: 290,000,000

Negative votes: 0

Then, the items of the Agenda were addressed and voted as follows:

1.	Appointment of two shareholders to sign off the minutes of the Shareholders’ Meeting

By a majority of computable votes in ordinary meeting, the shareholder Juan Pablo Molinari and the representative of the shareholder FGS-ANSES were appointed to sign off the minutes of the AGM.

The following is the outcome of such voting process:

Positive votes: 608,210,861

Abstentions: 54,440

Negative votes: 297,790

2.	Consideration of the documentation required by section 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2019

By a majority of computable votes in ordinary meeting, the Financial Statement, Income Statement, Other Comprehensive Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows and Cash Equivalents, notes, schedules, complementary information, Auditor’s Report and Supervisory Committee’s Report for the fiscal year ended on December 31, 2019 were approved.

The following is the outcome of such voting process:

Positive votes: 604,959,061

Abstentions: 3,291,425

Negative votes: 312,605

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2019

By a majority of computable votes in ordinary meeting, it was passed the performance of the Board of Directors during the fiscal year ended on December 31, 2019.

The following is the outcome of such voting process:

Positive votes: 298,859,660

Abstentions: 309,229,506

Negative votes: 473,925

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2019

By a majority of computable votes in ordinary meeting, it was passed the performance of the Supervisory Committee during the fiscal year ended on December 31, 2019.

The following is the outcome of such voting process:

Positive votes: 607,862,536

Abstentions: 232,980

Negative votes: 467,575

5.	Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2019

By a majority of computable votes in ordinary meeting, it was passed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended on December 31, 2019, be set at AR$ 59,075,387.

The following is the outcome of such voting process:

Positive votes: 294,274,794

Abstentions: 309,917,186

Negative votes: 4,371,111

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2019

By a majority of computable votes in ordinary meeting, it was passed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended on December 31, 2019, be set at AR$ 308,768.

The following is the outcome of such voting process:

Positive votes: 606,548,231

Abstentions: 862,900

Negative votes: 1,151,960

7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number fixed by the Shareholders’ Meeting is completed

By a majority of computable votes in ordinary meeting, the following items were passed: (i) to accept the resignation submitted by director Ricardo De Lellis effective as of April 28, 2020, with a vote of gratitude for his contributions to the Company; (ii) to maintain in 8 the number of members to comprise the Board of Directors without naming alternate directors; (iii) to appoint Mr. Emérico Alejandro Stengel as director for two fiscal years, i.e. until the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550 of the fiscal year ending on December 31, 2021 is held; (iv) to appoint Mrs. Laurence Nicole Mengin ep Loyer as director in replacement of resigning director Ricardo De Lellis until the term of office of the latter ends, i.e. until the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550 of the fiscal year ending on December 31, 2020 is held; and (v) to state that, pursuant to the criteria set by the National Securities Commission’s standards, Mrs. Laurence Nicole Mengin Ep Loyer shall have the status of “independent” and Mr. Emérico Alejandro Stengel shall have the status of “non independent”.

The following is the outcome of such voting process:

Positive votes: 606,684,661

Abstentions: 116,175

Negative votes: 1,762,255

8.	Appointment of members of the Supervisory Committee

By a majority of computable votes in ordinary meeting, the following items were passed: (i) to appoint Messrs. Enrique José Barreiro, Carlos Alfredo Ojeda and Valeria Del Bono Lonardi as regular syndics and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Jorge Antonio Bermúdez as alternate syndics, all of them for one fiscal year, i.e. until the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year ending on December 31, 2020 is held; and (ii) to state that, pursuant to the criteria set by the National Securities Commission’s standards, all appointed syndics shall have the status of “independent”.

The following is the outcome of such voting process:

Positive votes: 604,185,180

Abstentions: 116,655

Negative votes: 4,261,256

9.	Allocation of the results of the fiscal year ended December 31, 2019. Consideration of: (i) the creation of Voluntary Reserves under the terms of section 70 of the General Companies Law for the future distribution of dividends and/or for future investments; and (ii) the distribution of cash dividends, as determined by the Shareholders’ Meeting

By a majority of computable votes in extraordinary meeting, it was passed that the distribution of earnings for the fiscal year ended on December 31, 2019 which amounted to AR$ 4,257,932,990 were distributed as follows: (i) the amount of AR$ 426,000,000 to the creation of a Voluntary Reserve for future dividends in accordance with the provisions of section 70 of Law 19,550, to be released and distributed in the terms and with the scope established by the AGM when considering the delegation of powers to the Board of Directors that will be dealt with in the following item of the Agenda; and (ii) the amount of AR$ 3,831,932,990 to the creation of a Voluntary Reserve in accordance with the provisions of section 70 of Law 19,550. It was noted that dividends that are to be distributed correspond, in part, to the results generated as from January 1, 2018, so, in accordance with the provisions of Law No. 27,430 and if applicable, they will be subject to a 7% income tax withholding.

The following is the outcome of such voting process:

Positive votes: 608,036,711

Abstentions: 115,180

Negative votes: 411,200

10.	Delegation to the Board of Directors of the power to disaffect the Voluntary Reserve established for the future distribution of dividends and to determine the opportunity, currency, term and other terms and conditions of the payment of dividends according to the scope of the delegation granted by the Shareholders’ Meeting

By a majority of computable votes in extraordinary meeting, it was passed a delegation to the Board of Directors, until the date of the next Ordinary General Shareholders Meeting that will consider the financial statements closed as of December 31, 2020, with the powers to:

(i)	release the Voluntary Reserve established for the future distribution of dividends;

(ii)	determine the opportunity, amount, currency, terms and other terms and conditions of the payment of dividends; under the terms and with the scope established as follows:

1)	Partially release the Voluntary Reserve established for the future distribution of dividends for up to the amount of AR$ 426,000,000.
2)	Distribute the released sum as a cash dividend as proposed in item 1) above. For the distribution of dividends as a result of said release, the provisions of the General Resolution No. 777/2018 of the CNV must be applied, which states that “the distribution of profits must be treated in the currency of the date of the shareholders’ meeting by using the price index corresponding to the month prior to the meeting”.
3)	Determine the commencement date at which the shareholders shall start collecting in accordance with the provisions of the rules of the CNV and of Bolsas y Mercados Argentinos S.A. (“BYMA”) and the procedures and other terms and conditions established by Caja de Valores S.A.
4)	Offer to all shareholders the option that dividends be paid, according to their respective holdings, in pesos or in US dollars.
5)	If the Board receives the authorization of the BCRA to access the Free Foreign Exchange Market for the payment of dividends in US dollars within fifteen (15) calendar days as from the AGM, the conversion value from pesos to dollars will be carried out according to the currency seller exchange rate (tipo de cambio vendedor divisa) of Banco de la Nación Argentina corresponding to the closing of the trading day immediately prior to the date on which the Company transfers the dividends to Caja de Valores S.A.
6)	If the Board of Directors does not receive the authorization from the BCRA to access the Free Foreign Exchange Market for the payment of dividends within fifteen (15) calendar days as from the AGM, to the extent legally possible, shareholders may choose to receive the payment of the dividend in pesos in an account in Argentina or to receive the dividend in US dollars either in a local or a foreign account, instructing the Company to carry out the following operations. In case the shareholder chooses to receive the dividend in US dollars in a foreign account, the amount to be received will be the result of (i) dividing the amount in pesos that the shareholder is entitled to receive as dividends by (ii) the quotient that results from dividing (y) the offer price in pesos of any series or value of a certain bond issued by the Government of the Republic of Argentina (the “Bond”) in the “spot trading mode” at BYMA at 12.00 noon Buenos Aires time, 72 business hours prior to the date on which the dividends are made available, by z) the bid price of the Bond in US dollars with a 48 hours settlement in New York at 12.00 noon Buenos Aires time on the same date. In the event that the shareholder chooses to receive the dividends in US dollars in a local account, the amount that the shareholder will receive will be the result of (i) dividing the amount in pesos that the shareholder is entitled to receive as dividends by (ii) the quotient that results from dividing (y) the offer price in pesos of any series or value of a certain bond issued by the Government of the Republic of Argentina (the “Bond”) in the “spot trading mode” at BYMA at 12.00 noon Buenos Aires time, 72 business hours prior to the date on which the dividends are made available, by (z) the bid price of the Bond in US dollars traded in BYMA at 12.00 noon Buenos Aires time on the same date.

7)	The shareholder may choose to receive the dollars in a local bank account or in a bank account in New York, United States of America, depending on the option chosen.
8)	For the purposes of exercising the option in accordance with the above detailed procedure, shareholders who wish to receive the dividend in US dollars must notify Caja de Valores S.A. (at 25 de Mayo 362, Autonomous City of Buenos Aires) from 10 am to 3 pm, within the term established by the Board of Directors for this purpose. At that time they must also inform if they choose to be paid locally or in New York, United States of America, in both cases detailing the relevant bank account.
9)	In the case of those shareholders who have not submitted the notification as set forth in 8) above, the dividends will be available to them in pesos at Caja de Valores S.A. in Argentina, during the legal prescription term.
10)	Withhold in the relevant cases, the sums duly paid by the Company, in its capacity as Substitute Person Responsible for the Tax on Personal Assets.

(iii)	make modifications and / or to complement the payment procedure established above, provided that said modifications and / or additional considerations fall within the applicable legal framework and are deemed necessary by the Board of Directors due to well-founded causes.

The following is the outcome of such voting process:

Positive votes: 607,503,466

Abstentions: 87,525

Negative votes: 972,100

11.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2019

By a majority of computable votes in ordinary meeting, it was passed that the fees to the Certifying Accountant of the financial statements as of December 31, 2019 be set at AR$ 3,017,231.

The following is the outcome of such voting process:

Positive votes: 602,792,840

Abstentions: 826,160

Negative votes: 4,944,091

12.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2020 and determination of their remuneration

By a majority of computable votes in ordinary meeting, it was passed the appointment of Messrs. Santiago José Mignone and Carlos Martín Barbafina of the firm Price Waterhouse & Co. S.R.L. as regular and alternate Certifying Accountants, respectively, for the financial statements of the fiscal year to end on December 31, 2020 and that their fees be determined by the annual meeting of the Company that considers the financial statements as of December 31, 2020.

The following is the outcome of such voting process:

Positive votes: 606,553,001

Abstentions: 836,555

Negative votes: 1,173,535

13.	Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services

By a majority of computable votes in ordinary meeting, it was passed a budget of AR$ 2,700,000 to be allocated to the Audit Committee for the payment of consulting, advisory, legal or training professional services during the fiscal year to end on December 31, 2020.

The following is the outcome of such voting process:

Positive votes: 607,256,066

Abstentions: 1,152,215

Negative votes: 154,810

14.	Renewal of the delegation of powers to the Board of Directors to: (i) determine the terms and conditions of the classes and / or series of negotiable obligations to be issued under the Programme I of Global Short, Medium and / or Long-Term Negotiable Obligations for a face value of AR$ 1,000,000,000 or its equivalent in other currencies (authorized by the National Securities Commission through Resolution No. 18.041 of May 2, 2016); and (ii) carry out all the necessary procedures before the National Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and / or any other stock market in the country and / or abroad and before any comptroller authority or relevant body in Argentina and / or abroad in relation to the Programme, the issuance and the public offering of the negotiable obligations to be issued under it and the listing and / or negotiation of said negotiable obligations in the securities markets determined by the Board of Directors

By a majority of computable votes in extraordinary meeting, it was passed to delegate powers to the Board of Directors so that, in consideration of the validity of the Programme I of Global Short, Medium and / or Long-Term Negotiable Obligations for a face value of AR$ 1,000,000,000 or its equivalent in other currencies (authorized by the National Securities Commission through Resolution No. 18.041 of May 2, 2016), it can carry out the following tasks: (i) define, approve and subscribe the terms and conditions of the classes and / or series of negotiable obligations to be issued under the Programme, with the capacity to negotiate, sign and grant as many acts and / or documents as necessary for such purposes; and (ii) carry out all the necessary procedures before the National Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and / or any other stock market in the country and / or abroad and before any comptroller authority or relevant body in Argentina and / or abroad to obtain authorization for the issuance and public offering of the negotiable obligations to be issued under it and the listing and / or negotiation of said negotiable obligations in the securities markets determined by the Board of Directors, expressly stating that the above mentioned list of powers is not exhaustive and that it includes with the widest permitted scope all the powers necessary for the achievement of the proposed purposes.

The following is the outcome of such voting process:

Positive votes: 607,240,926

Abstentions: 1,103,750

Negative votes: 218,415

15.	Authorizations

By a majority of computable votes in ordinary meeting, it was passed an authorization for: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved; (ii) Messrs. Sergio Gabriel Gabai, Leandro Carletti, María Lucrecia Galland, Carla Cánepa and Delfina Aira, as members of the Legal Department, so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capacities, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the AGM as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations and so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; carry out all the procedures necessary to obtain the authorizations planned in the AGM before the National Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, which may submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill its task.

The following is the outcome of such voting process:

Positive votes: 607,807,946

Abstentions: 565,085

Negative votes: 190,060

The Supervisory Committee verified that the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Supervielle S.A. in a virtual mode was properly carried out, with the deliberation and voting of all the items on the Agenda.

The AGM was adjourned at 4.31 pm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 4, 2020	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer